Form 12b-25. - NOTIFICATION OF LATE FILING

                                   FORM 12b-25

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      SEC FILE NUMBER
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        0-21320






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One):  X  Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR
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   For Period  Ended:  February 28, 1999 [ ] Transition  Report on Form 10-K [ ]
   Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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     Nothing in this form shall be construed to imply that the  Commissions  has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -REGISTRANT INFORMATION

Magna-Lab Inc. & subsidiary
Full Name of Registrant:

Former Name if Applicable
P.O. Box 780
Address of Principal Executive Office (Street and Number)
Syosset, New York  11791
City, State and Zip Code

PART II - Rules 12b.25(b) AND 9c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

Due to its limited staff, the Company has completed the accounting but not audit and disclosures for the fiscal year ended February 28, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Kenneth C. Riscica                 516                         393-5874
         (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).   X  Yes    No
                          ---     ---


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While it is not anticipated that there will be a significant change in results of operations from the corresponding period of the prior year, the following information (unaudited) is what the Company expects to report:

                                                            February 28, 1999       February 28, 1998
                                                               (unaudited)
Revenues                                                     $              0        $             0
(Loss) from operations (a)                                         (1,192,000)            (1,036,000)
Other income, principally gain
   from disposition of liabilities (b)                                290,000              1,023,000
                                                                   -----------            -----------
Net Loss                                                             (915,000)               (13,000)


(a) Loss from operations consists principally of the costs of the Company's development of its proposed Cardiac MRI products in collaboration with the Cardiac Institute of the Mount Sinai School of Medicine (New York).

(b) Results principally from the Company's Debt Reduction Program in which liabilities have been settled for less than recorded amounts. Additionally, in 1999 and 1998, the Company evaluated certain remaining balances and accruals and determined to reduce such amounts based upon its evaluation of the liability, among other things.


                          Magna-Lab Inc. and subsidiary
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    June 2, 1999

By  /s/ Daniel M. Mulvena, Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)